Exhibit 99

August 1, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Update on the issuance of Bonus Shares

This has reference to our intimation dated July 19, 2025, wherein the Board of Directors of HDFC Bank Limited (“Bank”) had approved the issuance of bonus shares in the ratio of 1:1 i.e. 1 equity share for every 1 equity share held by the shareholders as on the record date i.e. August 27, 2025 (“Record Date”), subject to applicable approvals including from the Members of the Bank.

The Bank has American Depositary Shares (“ADS”) listed on the New York Stock Exchange. In order to give effect of the bonus issue on the said ADS, it has been decided to retain the same conversion ratio of ADS i.e. each ADS would represent 3 equity shares of Re.1 each and accordingly the Bank would direct JP Morgan Chase Bank, NA, depositary for the ADS, to increase the number of total ADS in the ratio of 1:1, post receipt of approval from the Members which has been sought by way of Postal Ballot.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight